Exhibit 99.1

Brenmiller to Deliver Low-Carbon Steam to One of Europe’s Largest Premium Pet Food Manufacturers

●	Brenmiller to build, own and operate a 30 MWh bGen™ ZERO system in Hungary.

●	This is the first project through which Brenmiller will generate revenues from both selling heat as a service and offering balancing services to the local grid.

Rosh Ha’ayin, Israel, August 19, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility markets, today announced that it has entered a 12-year Heat as a Service (“HaaS”) agreement with Partner in Pet Food Hungaria KFT (“PPF”), one of Europe’s leading private label pet food producers. Under the terms of the agreement, Brenmiller will deliver low-cost and low-carbon steam to PPF and be in a position to offer grid balancing services to the local transmission system operator (“TSO”), MAVIR. The Company expects project costs to total around US $5 million.

Under the terms of the agreement, Brenmiller will design, build, own and operate a 30 MWh bGen™ ZERO system next to PPF’s pet food manufacturing plant in Dombovar, Hungary. Brenmiller’s bGen™ ZERO will take priority over PPF’s existing fossil fuel boilers, significantly reducing the pet food manufacturer’s energy costs and carbon footprint. PPF will purchase steam from Brenmiller at a fixed rate.

The economics of this project are made possible by increasingly favorable regulatory and energy market conditions across Europe. In Hungary, TSO MAVIR recently made heat battery asset owners eligible for compensation through a new capacity market program designed to incentivize flexibility. Brenmiller can also leverage the bGen™ to participate in MAVIR’s grid balancing market and increase project revenues.

“Our Heat as a Service solution is a win-win for Partner in Pet Food. By providing access to heat, while maintaining our ownership of the system, we’re helping our customer achieve both its sustainability and profitability goals and will be able to deliver critical flexibility to Hungary’s electricity grid to support the deployment of more renewables” said Brenmiller’s Chairman and Chief Executive Officer, Avi Brenmiller. “This dual ability is crucial to unlocking the business case for thermal energy storage in industrial applications. We are excited about our long-term agreement with Partner in Pet Food and pleased to be establishing a footing in Hungary’s fast-growing energy storage market.”

Partner in Pet Food produces more than 700,000 tons of pet food per year, which is distributed from its 12 production facilities to over 400 retailers across 35+ European countries. Brenmiller’s arrangement with PPF will help the company achieve its emissions reduction targets of 42% by the end of 2030.

Gerald Kuehr, Chief Executive Officer of PPF, commented, “Our company is committed to sustainability, and Brenmiller’s turnkey bGen™ technology is an ideal way for us to prepare our manufacturing operations for the future. As a European leading company in private-label pet food, producing over 700,000 tons of pet food annually, we have an obligation to lead by example and drive the sustainability agenda in our industry forward. We are pleased to work with Brenmiller to achieve our greenhouse gases reduction goals.”

According to the Renewable Thermal Collaborative, 97% of process heat in food and beverage processing is below 130°C. The Company believes that the industry is well suited to adopt thermal energy storage for power-to-heat applications. The food and beverage sector is where Brenmiller is seeing the greatest demand for its product and services, which reach temperatures of up to 650°C.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy Companies. For more information visit the company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the project costs to total around US$5 million; increasingly favorable regulatory and energy market conditions; that Brenmiller’s partnership with PPF will help PFF achieve its emissions reduction targets of 42% by the end of 2030. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com